Exhibit 99.1

Americas Gold and Silver Corporation Provides Q1-2023 Production Results

TORONTO--(BUSINESS WIRE)--April 13, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide its Q1-2023 production results.

  Q1-2023 consolidated attributable silver production totalled approximately 0.5 million ounces compared with approximately 0.3 million ounces in Q1-2022, representing a 66% increase year-over-year.
  Despite the large increase in silver production, Q1-2023 production was impacted by a two-and-a-half-week shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on the decant tunnel.
  As a result of the shutdown, Q1-2023 consolidated attributable silver equivalent1 production was down approximately 8% to 1.2 million ounces, compared with Q1-2022.
  Silver and silver equivalent production is expected to increase cumulatively quarter-over-quarter for the remainder of the year. Production is expected to increase at both the Cosalá Operations and the Galena Complex due to the mining of higher-grade silver zones with additional production benefits expected once the Galena Hoist becomes operational, which is expected before the end of Q2-2023.
  Production guidance for 2023 remains unchanged with consolidated attributable silver equivalent production expected to range between 5.5 and 6.0 million ounces and consolidated attributable silver production expected to range between 2.2 and 2.6 million ounces.
  Mining operations at the Galena Complex have resumed today after they were temporarily suspended for two days following a tragic incident that resulted in the fatality of a Company employee on April 11, 2023.

“The Company had a strong operational start to the year, despite a 17-day operating shutdown in Mexico in February,” stated Americas President and CEO Darren Blasutti. “The Company will continue on its positive silver production momentum and is reiterating its 2023 production guidance, with further production increases expected in 2024. These increases are anticipated to deliver solid organic production growth and offer substantial silver optionality to our stakeholders over the next several years.”

Consolidated Attributable Production*

	Q1-2023	Q1-2022	% Increase (Decrease) (Y-over-Y)
Silver Production (ounces)	0.5 Moz	0.3 Moz	66%
Zinc Production (million pounds)	7.2 Mlbs	9.6 Mlbs	(25%)
Lead Production (million pounds)	5.5 Mlbs	6.4 Mlbs	(13%)
Silver Equivalent Production (ounces)	1.2 Moz	1.3 Moz	(7%)

* Silver equivalent ounces for Q1-2023 and Q1-2022 were calculated based on silver, zinc and lead realized prices during each respective period throughout this press release.

The Cosalá Operations produced approximately 265,000 ounces of silver, 2.7 million pounds of lead and 7.2 million pounds of zinc in Q1-2023, compared to approximately 127,000 ounces of silver, 3.9 million pounds of lead and 9.6 million pounds of zinc in Q1-2022, benefitting from more production from the higher-grade silver areas in the Upper Zone of the San Rafael mine.

Production at the Cosalá Operations during Q1-2023 was impacted by a two-and-a-half-week shutdown in February in order to perform remedial work on the decant tunnel at the Cosalá Operations tailings facility as part of the long-term environmental plan at the operations. This temporary shutdown allowed the San Rafael Mine to rebuild stockpiles that had been drawn down in 2022 and allowed scheduled maintenance to be carried out at the Los Braceros mill, setting the operation up for a strong remainder of 2023.

Attributable production from the Galena Complex was approximately 235,000 ounces of silver and 2.8 million pounds of lead in Q1-2023, compared to approximately 174,000 ounces of silver and 2.5 million pounds of lead in Q1-2022.

The Company began mining the 3700 Level high-grade silver ore in mid-December 2022 and recently started development on the 4300 Level to access the Upper 360 Complex reserve area. The 4300 Level mining front will increase the number of producing stopes and boost production output to coincide with the completion of the Galena Hoist. The Galena Hoist project remains on track to be completed and be fully operational by the end of Q2-2023 which will support plans to increase production, improve operational flexibility and improve operational economics due to the benefits of scaling production on the existing cost base.

The Galena Complex resumed mining operations following a tragic incident which resulted in the fatality of an underground miner on Tuesday, April 11, 2023. The Company continues to work closely with the Mine Safety and Health Administration (MSHA) to investigate this incident.

The Company’s production guidance for 2023 remains unchanged with attributable consolidated silver equivalent production expected to range between 5.5 and 6.0 million ounces and attributable consolidated silver production forecast between 2.2 and 2.6 million ounces.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the Galena Hoist project and the expected operational and production results therefrom, including the anticipated improvements to the cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex following completion; mining and processing operations at the Cosalá Operations continuing, including expected production levels and the continuity of legal access for employees and contractors; and the expected timing and results of the MSHA investigation into the incident resulting in the fatality of the mining employee at the Galena Complex . Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID 19 pandemic, no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the Galena Hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena Hoist project on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas , these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic, including the emergence of new strains and/or the resurgence of COVID-19, actions that have been and may be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

1 Silver equivalent ounces for the 2023 guidance references were calculated based on $22.00/oz silver, $1.00/lb lead and $1.45/lb zinc throughout this press release. Silver equivalent ounces for production in Q1-2023 and Q1-2022 were calculated based on silver, zinc and lead realized prices during the period throughout this press release.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503